June 4, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed April 23, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 11, 2010 addressed to the Company with respect to the above referenced filing. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 2 to the Registration Statement responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
     In addition to the revisions to respond to the Staff’s comments, Amendment No. 2 reflects the following additional revisions:
•	First Quarter Financial Information — The Company has included first quarter financial information in Amendment No. 2 which is principally reflected in the following sections: “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data” (beginning on page 11), “Capitalization” (beginning on page 35), “Dilution” (beginning on page 37), “Selected Historical Consolidated Financial and Other Data” (beginning on page 44), “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (beginning on page 46), and “Primo

H. Christopher Owings
June 4, 2010

Water Corporation — Interim Unaudited Consolidated Financial Statements” (beginning on page F-26).
•	Proposed Acquisition of the Culligan Refill Business — On June 1, 2010, the Company entered into an asset purchase agreement with Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (together with Culligan International Company, “Culligan”) to purchase certain of Culligan’s assets related to its business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada at approximately 4,500 retail locations. This business also sells empty reusable water bottles for use at refill vending machines (such businesses are together referred to as the “Culligan Refill Business”). Pursuant to the asset purchase agreement, the Company will purchase these assets (the “Culligan Refill Acquisition”) for a total purchase price of $105.0 million, consisting of a cash payment of $60.0 million and the issuance of shares of its common stock with a value of $45.0 million, subject to a working capital adjustment. The cash portion of the purchase price will be increased and the number of shares of common stock the Company will issue will be decreased by an amount equal to the net cash proceeds it receives from any exercise of the underwriters’ over-allotment option. The closing of the initial public offering and closing of the Culligan Refill Acquisition are interdependent as the Company will not consummate either unless it consummates both.
Information related to the proposed Culligan Acquisition is included in the Amendment principally in the following sections: “Prospectus Summary” (beginning on page 1), “Risk Factors — Risks Relating to the Culligan Refill Acquisition” (beginning on page 26), “Unaudited Pro Forma Consolidated Financial Data” (beginning on page 39), “Culligan Refill Acquisition” (beginning on page 82) and “The Culligan Refill Business — Annual Financial Statements” (beginning on page F-39) and “ — Interim Unaudited Combined Financial Statements” (beginning on page F-54).
General
1.	In our prior comments, where we asked you to explain or provide an analysis of your accounting, your responses were often too brief and did not fully address all points raised within our comments. To reduce the number of additional comments, where we ask you to explain or provide an analysis of your accounting, your response should describe the relevant transaction in detail, reference the specific accounting literature that you are following, and explain in detail how your transaction and accounting comply with the guidance in that accounting literature. Additionally, you should ensure that your response addresses all points raised within our comments prior to submitting your response letter.
Response: The Company respectfully acknowledges the Staff’s comment and has endeavored to respond accordingly in this response letter.
2.	We note your response to comment 17 in our letter dated April 9, 2010 and the related revisions to your document regarding the redemption and conversion of your Series B preferred stock. We note that immediately prior to the closing of the offering, 50% of the outstanding Series B preferred stock will be converted into common stock at a ratio to be calculated by dividing the liquidation preference of the Series B preferred stock by 90% of

H. Christopher Owings
June 4, 2010

the IPO price. We also note that immediately following the closing of this offering, 50% of the Series B preferred stock will be redeemed for cash from proceeds from the offering. We have the following comments:
•	Please explain how the conversion of your Series B preferred stock into common stock will occur given your disclosure on page F-17 which states that your Series B preferred stock is non-convertible. Please tell us whether your agreement was modified subsequent to year end to allow for conversion and, if so, tell us how you accounted for the modification. Please revise your disclosures in an appropriate location in your filing, such as your financial statements, to disclose this information.

•	Please tell us how you determined the conversion ratio and why 90% of the IPO price was used.

•	Please explain whether all or a portion of your Series B preferred stock was redeemable at December 31, 2009, or whether your stock agreement was modified subsequent to year end to allow for redemption, and revise your disclosures in an appropriate location in your filing, such as your financial statements, to disclose this information. Additionally, please tell us how you determined it was appropriate to classify your Series B preferred stock within equity given this redemption feature, and tell us the specific accounting guidance you are relying upon in reaching this conclusion.

•	Please revise your disclosures to indicate whether you intend to pay any cumulative but unpaid dividends prior to the offering or if the accrued dividends will be converted and redeemed with the Series B preferred stock.
Response: The conversion and redemption of the Series B preferred stock on the terms described in Amendment No. 1 was not as of December 31, 2009 and is not currently authorized under the Company’s Fourth Amended and Restated Certificate of Incorporation, and will instead need to be approved by the requisite vote of the Company’s stockholders. Promptly after filing Amendment No. 2, the Company intends to call a special meeting of its stockholders for the purpose of, among other items, seeking stockholder approval of the conversion and redemption of the Series B preferred stock on the terms described in Amendment No. 2. In connection with this conversion and redemption of the Series B preferred stock, the Company intends to modify the terms of the warrants issued to the holders of the Series B preferred stock such that these warrants will not expire upon consummation of the initial public offering and instead will continue to expire May 31, 2016 (the date such warrants would have otherwise expired had the initial public offering not occurred). The terms of the proposed conversion and redemption of the Series B preferred stock and modification of the related warrants were determined by the Company after discussions and negotiations with significant holders of Series B preferred stock and after consultation with the Company’s investment bankers.
Similarly, while the Company’s Series A and Series C convertible preferred stock is mandatorily convertible into common stock in certain circumstances under the terms of the Company’s Fourth Amended and Restated Certificate of Incorporation, the consummation of the initial public offering on currently anticipated terms is not one of these circumstances. Instead, at the special meeting of stockholders described above, the Company also intends to seek stockholder approval of the conversion of its Series A and Series C convertible preferred stock into common stock in connection with the offering.

H. Christopher Owings
June 4, 2010

The Company has revised its disclosure to reflect that the conversion and redemption of the Series B preferred stock and the conversion of the Series A and Series C convertible preferred stock are being approved at a meeting of its stockholders to be held at a to-be determined date in 2010. The Company has also revised its disclosure to reflect the proposed modification of the expiration of the date of the warrants issued in connection with the Series B preferred stock. If the Company’s stockholders do not approve the conversion and redemption of the Series B preferred stock or the conversion of the Series A and Series C convertible preferred stock (events not now anticipated), the Company will revise its disclosures accordingly in a subsequent amendment to the Registration Statement. See pages 129, 130 and 135.
The Company has revised its disclosure to indicate that accrued and unpaid dividends on all outstanding shares of Series B preferred stock will be paid in cash using proceeds of the offering. The Company has also revised its disclosure to reflect that there are no accrued and unpaid dividends on any shares of Series A or Series C convertible preferred stock. See pages 8, 33, 35, 36, 39, 129, 130, 135, 137 and 143.
If and when the amendment to the Company’s Fourth Amended and Restated Certificate of Incorporation relating to the conversion and redemption of the Series B preferred stock is approved by the requisite vote of the Company’s stockholders and the terms of such conversion and redemption have been finalized, the Company will determine whether the conversion pricing in its final form creates a beneficial conversion charge as defined in ASC470-20-20. The Company will also determine if there is an intrinsic value on the commitment date that will require specific accounting treatment in accordance with ASC470-20-25-5 or impact the Company’s earnings per share and net loss attributable to common stockholders in accordance with ASC260-10-S99-2. The Company will also determine the appropriate accounting treatment for the redemption of 50% of the shares of Series B preferred stock under the guidance of ASC480-10-S99.
Additionally, upon approval of the amendment to the Company’s Fourth Amended and Restated Certificate of Incorporation to provide for the conversion and redemption of the Series B preferred stock by the requisite vote of the Company’s stockholders, the Company will add the appropriate disclosures within a subsequent event footnote in either the December 31, 2009 consolidated financial statements or the appropriate interim financial statements similar to the example below:
Subsequent Events
On ___, 2010 the Company’s stockholders approved an amendment to its Fourth Amended and Restated Certificate of Incorporation to provide for the conversion of 50% of the Series B Preferred Stock into common stock at a ratio of ___:___, which is calculated by dividing the liquidation preference of the Series B Preferred Stock by 90% of the price per share of the common stock offered in the initial public offering, and the redemption of the remaining 50% of the Series B Preferred Stock along with the payment of accrued and unpaid accrued dividends on all Series B Preferred Stock.
Finally, the Company notes that as reflected in the Unaudited Pro Forma Consolidated Financial Data (beginning on page 39), if the Company’s stockholders approve the amendment to the Fourth Amended and Restated Certificate of Incorporation and subject to all of the other assumptions contained in such Unaudited Pro Forma Consolidated Financial Data, it has estimated it would incur a beneficial conversion charge of approximately $2.9 million in connection with the conversion and redemption of the Series B preferred stock.

H. Christopher Owings
June 4, 2010

Industry and Market Data
3.	We note your response to comment 5 in our letter dated April 9, 2010. Please delete the second sentence of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.
Response: The Company has revised the disclosures to delete the second sentence of this section.
Prospectus Summary — Our Business, page 1
4.	We are unable to locate your revised disclosure in response to the sixth and seventh bullet points of comment 9 in our letter dated April 9, 2010 in the Prospectus Summary. Please revise your disclosure accordingly to clarify the description of your business. In the first sentence in the third paragraph, please also disclose how many of your distribution operations are company owned.
Response: The Company acknowledges the Staff’s comment and with respect to the sixth bullet point from the comment letter dated April 9, 2010 (“[c]larify who performs the water purification process, and the chemical and microbiological testing”) directs its attention to page 71 where it has clarified that its bottlers are responsible for the purification process and to page 68 where the Company states “[i]n addition, to ensure that our safety standards are met and FDA and industry standards are met or exceeded, each production lot of our purified water undergoes chemical and microbiological testing by the bottler and all facilities bottling Primo purified water undergo regular hygiene audits by a third party hired by us.”
With respect to the seventh bullet point from the comment letter dated April 9, 2010 (“[c]larify that third parties manufacture your bottles and water dispensers, and that you do not have facilities to produce bottled water products”), the Company directs the Staff’s attention to page 69 where the Company states, “We currently source three- and five-gallon water bottles from multiple independent vendors for use in our exchange service” and page 70 where the Company states, “Currently, all of our water dispensers are manufactured by independent suppliers in China.”
While the Staff’s comment 9 in its letter dated April 9, 2010 referred to page 1 of the Prospectus Summary, the Company streamlined the Prospectus Summary in response to the Staff’s comment 6 in the April 9, 2010 letter such that the information requested in the sixth and seventh bullet points referenced above is no longer appropriate to the Prospectus Summary and instead is reflected on pages 68, 69, 70 and 71 of the Business section.
The Company has also revised the disclosure in response to the Staff’s comment with respect to its distribution operations to indicate that it has two Company-owned distribution operations that together accounted for approximately 23.5% of its water bottle exchange volume in 2009. See pages 1, 46, 75, 76 and 77.

H. Christopher Owings
June 4, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Results of Operations, page 34
5.	We note your analysis of net sales for your Products segment on page 36. You indicate that net sales for this segment increased approximately 66% in 2009, primarily due to a greater than 100% increase in the number of retail locations offering your water dispensers. Based on this disclosure, it appears that the net sales per retail location decreased in 2009, and it is unclear why this occurred. Please revise your analysis to clarify why management believes this decrease in dispenser net sales per retail location occurred and whether you expect this to be a continuing trend in the near future.
Response: The Company notes the Staff’s comment and advises the Staff that net sales in its Products segment increased on a per location basis in 2009 compared to 2008. The difference in growth rates in net sales compared to the number of retail locations at which the Company’s water dispensers were offered is the result of retail locations being added during the course of the year which did not sell the Company’s water dispensers during the entire twelve-month period. As a result, during a period in which the Company experiences rapid growth in the number of retail locations at which its water dispensers are offered, there is necessarily a delay before the full effect of these additional retail locations is reflected in its net sales. The Company advises the Staff that it expects net sales for its Products segment to continue to increase on a per location basis in 2010 compared to 2009.
Further, the Company notes that its Products segment is primarily a direct import business that sells water dispensers to retailers at the dock in China and the retailer imports water dispensers through its supply chain and ultimately controls the shipments of these water dispensers to its retail locations. While the increase in retail locations does indicate an increase in availability of the Company’s water dispensers, the units per location calculation is not a relevant measure as there is a significant time difference between the time when the Company recognizes revenue for sales of its water dispenser products to the retailer and the time when these water dispensers are ultimately sold by the retailer to the consumer.
In light of these factors, the Company believes that no changes to its discussion of its Results of Operations is necessary.

H. Christopher Owings
June 4, 2010

6.	You indicate elsewhere in your filing, including page one, that your customers purchase an average of 35 bottles of water annually. Your analysis of net sales for 2009 indicates that during 2009 you sold 272,000 water dispenser units and 3.85 million water bottle units, which indicates an average annual purchase of 14 bottles of water per dispenser. Similarly, your analysis of net sales of 2008 indicates that during 2008 you sold 177,000 water dispenser units and 3.2 million water bottle units, which indicates an average annual purchase of 18 bottles of water per dispenser. These average annual purchases of bottles of water are even lower when you consider dispensers that were sold in prior years. Please explain to us how you reconcile these disclosures within your analysis of net sales to your disclosures elsewhere that your customers purchase an average of 35 bottles of water annually. If the 35 bottles of water statistic assumes that your customers own multiple water dispensers, you should revise your disclosures in the appropriate locations in your filing to clarify this.
Response: The Company notes the Staff’s comment and advises it that its determination that consumers of its three- and five-gallon bottled water purchase an average of 35 bottles annually is based on an internal marketing study conducted in 2009. This statistic cannot be directly correlated to the number of water dispensers or water bottles the Company sells as consumers can choose between multiple alternatives in consuming water through water dispensers they purchase from the Company as any three- or five-gallon water bottle will fit the Company’s water dispensers.
As examples, consumers can use the following methods of obtaining water for consumption using the Company’s water dispensers:
•	the Company’s three- and five-gallon bottled water purchased at retail using its exchange service;

•	a competitor’s bottled water purchased at retail;

•	home delivery service of water from a competitor;

•	water from a vended refill machine in a water bottle purchased from the Company or a competitor; or

•	tap water in a water bottle purchased from the Company or a competitor.
Due to the fact that consumers can obtain bottled water from sources other than the Company’s water bottle exchange service, the number of water dispensers the Company sells does not directly relate to the number of water bottles it sells.
In addition, the Company’s water dispensers are sold on a direct import basis to retailers that import the products through their supply chain, which will result in the water dispensers not arriving in retail locations until three to six months after the Company sells them to the retailer. As a result, the timing of the consumers’ ultimate use of the Company’s water dispensers to consume its bottled water through its water bottle exchange service significantly lags behind the Company’s sales of water dispensers to its retail customers.
The Company has revised the disclosure to reflect that it believes that consumers purchase an average of 35 bottles of water annually. See pages 1, 62 and 66. In lights of these factors, however, the Company believes that no changes to its discussion of its Results of Operations is necessary.

H. Christopher Owings
June 4, 2010

Liquidity and Capital Resources, page 38
Adequacy of Capital Resources, page 40
7.	In response to comment 23 in our letter dated April 9, 2010, you revised your disclosure to state that “as of March 31, 2010, [you] had no material commitments for capital expenditures.” However, you also state that you believe your cash, offering proceeds, funds available under your credit facility and future cash flows “will be sufficient to meet [your] currently anticipated working capital and capital expenditure requirements for at least the next twelve months.” Please revise your disclosure to discuss your “currently anticipated working capital and capital expenditure requirements.”
Response: The Company has revised its disclosure to explain that while it did not have any material commitments for capital expenditures as of March 31, 2010, it does nonetheless expect to make additional capital expenditures in 2010 of between $2.0 and $4.0 million in connection with growth in exchange locations and new water dispenser lines as well as additional capital expenditures of between $1.0 and $3.0 million in connection with the Culligan Refill Business. The Company has also revised its disclosure to reflect the Culligan Refill Acquisition and the new senior revolving credit facility that it will enter into in connection with the completion of the offering. See page 56.
8.	We have reviewed your response to comment 26 in our letter dated April 9, 2010. We note that you anticipate amending and extending your revolving credit facility prior to its June 30, 2010 expiration. We also note that you anticipate having a positive cash balance due to proceeds from the offering and future cash flows from operations. Given these uncertainties, please discuss the significance of each of these factors to your cash needs for the next twelve months, and in doing so, expand your disclosure to discuss the adequacy of your cash flows if one or more of these events do not transpire.
Response: The Company notes the Staff’s comment and has updated its description of its current senior revolving credit facility in “Liquidity and Capital Resources” to reflect a recent amendment to extend the current term to January 30, 2011. The Company has also added a new section to “Liquidity and Capital Resources” to describe the new $40.0 million senior revolving credit facility that it intends to enter into in connection with the closing of the initial public offering and the closing of the Culligan Refill Acquisition. This new $40.0 million senior revolving credit facility will replace its current senior revolving credit facility. Finally, the Company has updated the “Adequacy of Capital Resources” section to describe the anticipated borrowing availability under its new senior revolving credit facility following the completion of the offering and the Culligan Refill Acquisition. See pages 54 through 56.
Critical Accounting Policies and Estimates, page 42
Stock-Based Compensation, page 43
9.	We note your revisions in response to comments 18, 19 and 20 in our letter dated April 9, 2010. Please continue to update your discussion of how you determined the fair value of your common stock for recent equity issuances. In this regard, we note from your disclosures under Item 15 on page II-2 that you issued restricted stock and stock options during the first quarter of 2010, and we assume that these equity issuances were valued

H. Christopher Owings
June 4, 2010

based upon the valuation obtained in December 2009. You should also briefly discuss the methodologies and assumptions used by the valuation expert in this valuation.
Response: The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation” and “ — Significant Factors Used in Determining Fair Value of Our Common Stock” (see pages 58, 59 and 60) to provide that the estimated fair value of the common stock on the dates that stock options and restricted stock awards were granted in the first quarter of 2010 was $1.23 per share. The Company has further revised the disclosure to provide that this fair value was determined by the board of directors and was based upon a valuation obtained from an unrelated party in December 2009 that determined the fair value of the Company’s common stock to be $1.23 per share. This valuation was made utilizing the income approach in which the current value of the common stock is based upon the expected receipt of future economic benefits or cash flows discounted to their present value using a discount rate of 20.0%. The Company advises the Staff that it has not made any stock option or restricted stock awards subsequent to the end of the first quarter of 2010 other than the $150,000 restricted stock grant to be made to Mr. Prim that was approved by the board of directors in connection with the May 2010 amendment to the Company’s current senior revolving credit facility that is described on pages 54, 55 and 131.
Business, page 45
Our competitive strengths, page 47
Benefit from Management’s Proven Track Record, page 49
10.	We note your statement that at the time of its sale, “Blue Rhino was the market leader of propane grill cylinder exchange.” Please revise this language in accordance with the second bullet of comment 8 in our letter dated April 9, 2010.
Response: The Company has revised the disclosure to state that at the time of the sale, “we believe Blue Rhino was a market leader of propane grill cylinder exchange with over 29,000 retail locations in 49 states.” See pages 2, 63 and 66.
Growth Strategy, page 49
Drive Consumer Adoption Through Innovative Water Dispenser Models, page 50
11.	We note your statement that you believe you “became the leading seller of water dispensers to retailers within less than two years” of your entry into the market. Please revise this language in accordance with the sixth bullet of comment 8 in our letter dated April 9, 2010.
Response: The Company has revised the disclosure to indicate that it believes based on discussions with its retail customers that it became a leading seller of water dispensers to retailers within less than two years of its entry into the market. See pages 66 and 67.

H. Christopher Owings
June 4, 2010

Management, page 64
12.	We note that Messrs. Belmont and Boydston are not included in your list of current directors and executive officers, although they are identified as named executive officers on pages 71 and 101 and as executive officers on page 98. Please advise or revise.
Response: Mr. Belmont currently serves the Company as Vice President, Products and served in this capacity throughout 2009. Mr. Boydston currently serves the Company as Vice President, National Accounts. Mr. Boydston served the Company as Vice President, Business Development during 2009 and continuing through February 15, 2010. Duane G. Goodwin joined the Company in February 2010 and currently serves as Senior Vice President, Business Development.
In light of the Company’s internal management reporting structure and executive operational responsibilities in place for 2009, the Company believes that Messrs. Belmont and Boydston were “executive officers” during 2009. In 2009, Mr. Belmont had responsibility for marketing and product development and reported to the Company’s Chief Executive Officer, and Mr. Boydston had responsibility for the Company’s overall business development and sales initiatives and also reported to the Company’s Chief Executive Officer.
In February 2010, the Company reviewed and restructured its internal management reporting structure in light of its growth and Mr. Goodwin’s joining the senior management team as Senior Vice President, Business Development. Following this review, Mr. Belmont has responsibility for product design and development and reports to Mr. Goodwin, and Mr. Boydston has responsibility for the Company’s national sales accounts and also reports to Mr. Goodwin. In light of these changes and a determination by the Company’s board of directors on March 5, 2010, the Company believes that its only current executive officers are Messrs. Prim (Chairman, Chief Executive Officer and President), Castaneda (Chief Financial Officer), Gunter (Senior Vice President, Operations) and Goodwin (Senior Vice President, Business Development).
In light of this factual background, the Company believes that Messrs. Belmont and Boydston were executive officers during 2009, should be treated as “named executive officers” for purposes of Item 402 of Regulation S-K, and should be included in “Executive Compensation” section of the Registration Statement (see page 102). Similarly, because Messrs. Belmont and Boydston were executive officers during 2009, the Company believes they should be included in the “Related Party Transactions” section of the Registration Statement (see pages 129 through 134) in light of Instruction 1(a)(i) to Item 404 of Regulation S-K. Please note that we have revised the heading in “Related Party Transactions — Spin-Off of Prima Bottled Water, Inc. and Related Transactions” to clarify that disclosure is being made with respect to the “executive officers” and not the “named executive officers” (see page 134).
The Company does not believe that is appropriate to include Messrs. Belmont and Boydston in the list of directors and executive officers contained in the “Management” section of the Registration Statement beginning on page 95 in light of the requirements of Item 403 of Regulation S-K (which applies to current executive officers and not individuals who have previously served as executive officers).

H. Christopher Owings
June 4, 2010

Potential Payments Upon Termination or Change of Control, page 82
13.	Please describe the specific circumstances that would trigger Change of Control payments, including whether your initial public offering is one such set of circumstances. See Item 402(j)(1) of Regulation S-K.
Response: The Company has revised the disclosure to describe the specific circumstances that would trigger Change of Control payments and to indicate that the initial public offering described in the prospectus is not a transaction that would trigger such payments. See pages 111 through 114.
Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 101
14.	We note your response to comment 35 in our letter dated April 9, 2010. Please clarify the following:
•	If any of your affiliates have any management or board representation at Prima, please disclose.

•	Disclose the percentage ownership in Prima held by your affiliates.

•	Disclose the approximate dollar value of the amount involved in the license agreement with Prima.
Response: Messrs. Prim (the Company’s Chairman, Chief Executive Officer and President) and Castaneda (the Company’s Chief Financial Officer) are the sole directors of Prima. In addition, Mr. Castaneda serves as Treasurer of Prima, and David Mills (the Company’s Controller and Treasurer) serves as Secretary of Prima. Messrs. Prim, Castaneda and Mills devote substantially all of their business time and efforts to their responsibilities as officers of the Company and do not devote significant time to their activities as officers of Prima. Prima’s other officers were employees of the Company prior to the spin-off.
The Company’s directors, executive officers and holders of greater than 10% of any of the Company’s common stock or series A, series B or series C preferred stock collectively own approximately 84.3% of the outstanding shares of Prima common stock.
On March 15, 2010, the Company entered into a license agreement with Prima pursuant to which it licenses the Prima® trademark to Prima in exchange for a license fee of $.0209 per bottle based upon the number of bottles manufactured from bioresin by Prima, an affiliate of Prima and certain third parties. This fee is the only compensation payable pursuant to the license agreement, and no amounts were paid for the three months ended March 31, 2010. The Company expects this fee to be less than $10,000 for all of 2010.
15.	We note in your response to comment 35 in our letter dated April 9, 2010 that you provided “limited information” to the stockholders regarding the spin-off. Please tell us in greater detail what type of information was provided to the stockholders and why you believe this information was “adequate.” Please also tell us whether Prima has any significant operations or assets.
Response: The Company provided certain limited information to its stockholders in connection with the spin-off. In a letter dated October 26, 2009 in which the Company’s Chief Executive Officer provided

H. Christopher Owings
June 4, 2010

stockholders with an update on a variety of developments, he briefly informed stockholders of certain strategies being employed in connection with the Prima business, including the possibility of it being spun out of the core Primo business. On February 16, 2010, in another letter to stockholders, the Company’s Chief Executive Officer advised the stockholders that the spin-off had occurred and described certain of the business reasons for the spin-off. The Company also provided its stockholders with certain income tax reporting information with respect to the spin-off in March 2010.
We believe the very limited information provided to the Company’s stockholders was adequate in light of the Company’s particular facts and circumstances both before and after the time when the spin-off was effected. As described in our letter dated April 23, 2020, the spin-off was structured as a gratis, pro rata distribution in kind to all stockholders of the Company entitled to receive such a distribution. The spin-off was not designed to and in fact did not create a trading market in Prima common stock. We do not believe the Company’s stockholders would have benefited from receiving any additional information prior to the spin-off because the Company’s stockholders (all of whom had previously represented to the Company that they were accredited investors) were not entitled to and did not make an investment or voting decision with respect to the spin-off. Instead, the spin-off was approved by the Company’s board of directors without the need for any action by the Company’s stockholders.
Similarly, we do not believe the stockholders receiving Prima common stock would have benefited from receiving any additional information with respect to Prima or the spin-off after the effectiveness of the spin-off in light of the fact that the Prima common stock is restricted and subject to a right of first refusal in favor of Prima. As described above, the spin-off was not designed to and did not create a trading market for shares of Prima common stock. To that end, no transfers of Prima common stock have occurred since the spin-off was effected on December 31, 2009 other than one transfer by a stockholder between trusts and one transfer by a stockholder to family members. In light of the Company’s particular facts and circumstances, we do not believe the Company’s stockholders would have benefited from receiving an information statement or other information describing the spin-off and Prima.
For the year ended December 31, 2009, Prima had net sales of $561,000 and a net loss of $3.7 million. As of December 31, 2009, Prima had total assets of $4.6 and total liabilities of $1.3 million. Subsequent to December 31, 2009, Prima transferred its assets to an unrelated third party in exchange for a minority ownership interest and, as a result, is currently a non-operating entity.
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4
16.	We have reviewed your response to comment 39 in our letter dated April 9, 2010 and the related revisions to your statement of operations for 2008. As these revisions resulted in material changes to the net loss attributable to common shareholders and loss per share for 2008, it is unclear to us why you did not present these revisions as corrections of an error resulting in a restatement of your financial statements. Please provide us with your analysis under ASC 250-10 supporting your current presentation, or revise to present these revisions as a correction of an error.

H. Christopher Owings
June 4, 2010

Response: The Company has revised the disclosure to describe the correction of the error in Note 1 to the consolidated financial statements. See page F-11.
Notes to Consolidated Financial Statements, page F-7
Note 1. Description of Business and Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
17.	We note your response to comment 40 in our letter dated April 9, 2010 and have the following additional comments:
•	To assist us in understanding your return policy for water dispensers, please confirm to us, if true, that you only provide refunds or credit for returns, and that you do not repair or replace damaged or defective water dispensers.
•	Your response does not appear to address the final sentence of our prior comment; therefore, we reissue that portion of our comment. Tell us whether the amount of your provision for returns has varied significantly during the periods covered by your financial statements, and if so, how you considered quantifying your provision and discussing these fluctuations somewhere appropriate in your filing.
Response: The Company notes the Staff’s comment and advises the Staff that, as described in Note 1 to its financial statements, the Company will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Consumers return water dispensers to the retailer based upon the retailer’s return policy. The Company will issue credits or refunds for damaged or defective water dispensers to its retail customers but does not repair or replace these water dispensers. The Company will on occasion send replacement parts directly to consumers, which are supplied by its third-party manufacturers at no cost to it or the consumer.
The provision for such returns to the retailer, which is estimated based upon historical experience, has not varied materially during the periods covered within the Company’s financial statements. However, the Company does continue to monitor its return rates and advises the Staff that if current trends change materially it will note such changes within future filings.
18.	We note your revisions in response to comment 41 in our letter dated April 9, 2010 and have the following additional comments:

H. Christopher Owings
June 4, 2010

•	The accounting for exchange transactions of your bottled water remains unclear to us. Please tell us the specific accounting guidance you are relying upon and how you determined that your accounting for these transactions complies with the guidance in that accounting literature. Merely stating that you have recognized revenue in accordance with ASC Topic 605, Revenue Recognition, is not an adequately detailed explanation of your accounting.
•	Please explain to us in more detail the “certain incentives” that are offered to your customers and your basis for netting these incentives against net sales. Please revise your disclosure in the last paragraph of your accounting policy to provide an expanded explanation of this matter to your investors.
•	Also, we note your disclosure throughout your filing that you include a coupon for a free three or five gallon bottle of Primo purified water with each sale of a water dispenser. Please tell us how you account for the free bottle of water and how you considered the guidance in ASC 605-50-45-3.
Response: The Company notes the Staff’s comment and advises the Staff that an exchange transaction occurs when a consumer returns an empty three- or five-gallon bottle to one of the Company’s recycle centers generally located outside its retail customers’ store locations. The consumer then receives an exchange ticket, which is similar to a coupon. This exchange ticket is presented to the cashier when the consumer purchases a new full three- or five-gallon bottle of water, which is generally priced at retail between $12.99 and $14.99. The exchange ticket provides the consumer a $6.00 to $8.00 discount off the retail price.
The Company invoices its retailers a wholesale price for an exchange transaction at the time of delivery. The Company determines the number of exchange and non-exchange units to bill the retailer based on the number of returned bottles collected from the retailer.
The following example illustrates the foregoing: If the retailer has a bottle inventory capacity of ten units and its water bottles are sold out when the Company replenishes the retailer’s inventory and the Company collects eight empty bottles from the recycle center, then the Company bills the retailer for eight exchange transactions and two non-exchange transactions for a total of ten units. The non-exchange wholesale price is generally twice the exchange price. The non-exchange price is greater than the exchange price to retailers due to the fact that the Company replaces the bottle and the water in the non-exchange transaction compared to the exchange transaction in which it simply replaces the water in the bottles it recovers.
The Company recognizes revenue on exchange transactions at the wholesale price as the exchange discount is similar in nature to a discount or other cash consideration as defined in ASC 605-50-45-2. ASC 605-50-45-2 states that “[c]ash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.” While the Company does not pay the retailer directly, the cash consideration, the bottle and the related exchange ticket the retailer accepts from the consumer reduces its cash received and reduces the amount due to the Company from the retailer for that transaction.
In addition, the Company at times offers consumers “certain incentives” in the form of instantly redeemable coupons and, to a lesser extent, rebates. The Company does this to drive demand and

H. Christopher Owings
June 4, 2010

consumer acceptance of its water bottle exchange service. These incentives fall under ASC 605-50-45-2, and are accordingly accounted for as a reduction to revenue during the period in which the transaction occurs. The Company has revised its disclosures to clarify that these incentives are in the form of coupons and rebates that are netted against and reduce net sales in the consolidated statement of operation. See pages 58 and F-8.
The Company offers a coupon for a free three- or five-gallon bottle of purified water with the sale of a water dispenser at certain of its retail customers’ store locations. The coupon is for a free three- or five-gallon bottle of water as opposed to a discount. ASC 605-50-45-3 states, “[i]f the consideration consists of a free product or service... the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor’s income statement.” In accordance with ASC 605-50-45-3, the Company does not recognize revenue on the free three- or five-gallon bottle of water, and recognizes the inventory and distribution cost within cost of sales in the statement of operations in the period the transaction occurred.
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     We would very much appreciate receiving the Staff’s comments, if any, with respect to Amendment No. 2 as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)